EXHIBIT 17.1

Forwarded Message:
Subj: Board of Directors
Date: 11/23/2009 11:20: 10 A.M. Eastern Standard Time
From: mmdengrin@aol.com
To: BovieMed@aol.com
Sent from the internet (Details)

Andrew

For personal reasons, effective immediately, I hereby resign from my position as a member of the Board of Directors of Bovie Medical.

Brian Madden
Sent via BlackBerry by AT&T

Monday, November 23, 2009 AOL: BovieMed